News Release

PEMBINA

Pembina Pipeline Corporation Reports Strong Results for the Third Quarter 2021

Pembina's diversified business supported by strong prices across all commodities and poised to benefit from growing sector activity

All financial figures are in Canadian dollars unless otherwise noted. This news release refers to certain financial measures that are not specified, defined or determined in accordance with Generally Accepted Accounting Principles ("GAAP"), including net revenue; adjusted earnings before interest, taxes, depreciation and amortization ("adjusted EBITDA"); cash flow from operating activities per common share; adjusted cash flow from operating activities; and adjusted cash flow from operating activities per common share. For more information see "Non-GAAP Measures" herein.

CALGARY, AB, November 4, 2021 – Pembina Pipeline Corporation ("Pembina" or the "Company") (TSX: PPL; NYSE: PBA) announced today its financial and operating results for the third quarter of 2021.

Highlights

- Third quarter earnings of $588 million and adjusted EBITDA of $850 million reflect strong pricing across all commodities in Pembina's value chain.
- During the quarter, Pembina received payment of a $350 million (pre-tax) fee related to the termination of the proposed acquisition of Inter Pipeline.
- Pembina recently announced its target to reduce greenhouse gas emissions intensity by 30 percent by 2030, relative to baseline 2019 emissions.

Financial and Operational Overview

	3 Months Ended September 30		9 Months Ended September 30	
($ millions, except where noted)(unaudited)	**2021**	2020(3)	**2021**	2020(3)
Infrastructure and other services revenue	**756**	744	**2,240**	2,199
Product sales revenue	**1,393**	752	**3,827**	2,074
Total revenue	**2,149**	1,496	**6,067**	4,273
Net revenue(1)	**961**	849	**2,854**	2,490
Earnings	**588**	323	**1,162**	900
Earnings per common share – basic & diluted *(dollars)*	**1.01**	0.52	**1.92**	1.42
Cash flow from operating activities	**913**	434	**1,953**	1,486
Cash flow from operating activities per common share – basic *(dollars)*(1)	**1.66**	0.78	**3.55**	2.70
Adjusted cash flow from operating activities(1)	**786**	524	**1,906**	1,686
Adjusted cash flow from operating activities per common share – basic *(dollars)*(1)	**1.43**	0.95	**3.47**	3.07
Common share dividends declared	**347**	346	**1,040**	1,039
Dividends per common share *(dollars)*	**0.63**	0.63	**1.89**	1.89
Capital expenditures	**209**	174	**482**	868
Total volume *(mboe/d)*(2)	**3,411**	3,451	**3,464**	3,462
Adjusted EBITDA(1)	**850**	796	**2,463**	2,415

(1) Refer to "Non-GAAP Measures".

(2) Total revenue volumes. Revenue volumes are physical volumes plus volumes recognized from take-or-pay commitments. Volumes are stated in thousand barrels of oil equivalent per day ("mboe/d"), with natural gas volumes converted to mboe/d from millions of cubic feet per day ("MMcf/d") at a 6:1 ratio.

(3) Comparative 2020 period has been restated. See "Voluntary Change in Accounting Policy" and "Restatement of Revenue and Cost of Goods Sold" in Pembina's management's discussion and analysis for the three and nine months ended September 30, 2021 ("MD&A") and Note 2 to Pembina's unaudited condensed consolidated interim financial statements as at and for the three and nine months ended September 30, 2021 ("Interim Financial Statements").

Financial and Operational Overview by Division

($ millions, except where noted)	3 Months Ended September 30						9 Months Ended September 30					
	2021			2020			2021			2020		
	Volumes[1]	Gross Profit	Adjusted EBITDA[2]	Volumes[1]	Gross Profit[4]	Adjusted EBITDA[2]	Volumes[1]	Gross Profit	Adjusted EBITDA[2]	Volumes[1]	Gross Profit[4]	Adjusted EBITDA[2]
Pipelines	2,563	347	503	2,580	381	541	2,592	1,047	1,554	2,588	1,159	1,631
Facilities	848	233	273	871	182	251	872	628	812	874	523	757
Marketing & New Ventures	—	100	109	—	5	34	—	185	237	—	77	118
Corporate	—	2	(35)	—	—	(30)	—	2	(140)	—	2	(91)
Total	3,411	682	850	3,451	568	796	3,464	1,862	2,463	3,462	1,761	2,415

[1] Volumes for Pipelines and Facilities divisions are revenue volumes, which are physical volumes plus volumes recognized from take-or-pay commitments. Volumes are stated in mboe/d, with natural gas volumes converted to mboe/d from MMcf/d at a 6:1 ratio.

[2] Refer to "Non-GAAP Measures".

[3] Marketed natural gas liquids ("NGL") volumes are excluded from Volumes to avoid double counting. Refer to "Marketing & New Ventures Division" in Pembina's MD&A for further information.

[4] Comparative 2020 period has been restated. See "Voluntary Change in Accounting Policy" in Pembina's MD&A and Note 2 to Pembina's Interim Financial Statements.

Financial & Operational Highlights

Adjusted EBITDA

Change in Third Quarter Adjusted EBITDA *($ millions)*[1][2]



[1] Comparative 2020 period has been restated. See "Voluntary Change in Accounting Policy" in Pembina's MD&A and Note 2 to Pembina's Interim Financial Statements.

[2] Refer to "Non-GAAP Measures".

Pembina reported strong adjusted EBITDA of $850 million for the third quarter, seven percent higher than the same period in the prior year. Higher margins on NGL and crude oil sales and the positive impact of higher marketed NGL volumes were partially offset by a realized loss on commodity-related derivatives compared to a realized gain in the prior period. In addition, the year-over-year increase was due to contributions from assets placed into service in Facilities including Prince Rupert Terminal, Empress Infrastructure, Duvernay III and Hythe Developments, as well as higher volumes at Veresen Midstream's Dawson Assets and higher volumes on the Peace Pipeline system. These positive factors were partially offset by the impact of a lower U.S. dollar exchange rate, a lower contribution from Ruby Pipeline due to lower contracted volumes, lower revenue from Cochin Pipeline due to the impact of a timing difference in the recognition of deferred revenue, and higher general and administrative expense due to higher long-term incentive expenses as a result of changes in Pembina's share price.

Earnings

Change in Third Quarter Earnings *($ millions)*[1][2][3]



[1] Comparative 2020 period has been restated. See "Voluntary Change in Accounting Policy" in Pembina's MD&A and Note 2 to Pembina's Interim Financial Statements.

[2] Facilities results ex. commodity-related derivatives and Marketing & New Ventures results ex. commodity-related derivatives include gross profit less realized and unrealized losses on commodity-related derivative financial instruments.

[3] Other includes other expenses, impairments and corporate.

Pembina reported earnings of $588 million for the third quarter, 82 percent higher than the same period in the prior year. In addition to the factors impacting adjusted EBITDA, as noted above, earnings were positively impacted by the receipt of the $350 million payment associated with Pembina's termination of its proposed acquisition of Inter Pipeline, net of the related tax impact, a higher unrealized gain related to certain gas processing fees tied to AECO natural gas prices, and an unrealized gain on commodity-related derivatives compared to a loss in the prior period. These positive factors were offset by higher net finance costs due to a foreign exchange loss, compared to a gain in the prior period, and lower share of profit from Ruby Pipeline.

Cash Flow From Operating Activities

Cash flow from operating activities of $913 million for the third quarter was an increase of 110 percent over the same period in the prior year. The increase was driven primarily by receipt of the payment associated with Pembina's termination of the proposed acquisition of Inter Pipeline; an increase in operating results, as discussed above, after adjusting for non-cash items; a change in non-cash working capital; and a decrease in taxes paid. These positive factors were partially offset by an increase in net interest paid. On a per share (basic) basis, cash flow from operating activities for the third quarter increased due to the same factors.

Adjusted Cash Flow From Operating Activities

Adjusted cash flow from operating activities of $786 million was 50 percent higher compared to the same period in the prior year. The increase is due to the same factors impacting cash flow from operating activities, discussed above, net of the change in non-cash working capital and decrease in taxes paid, partially offset by higher current tax expense and an increase in accrued share-based payments. On a per share (basic) basis, adjusted cash flow from operating activities for the third quarter increased due to the same factors.

Volumes

Total volumes of 3,411 mboe/d for the third quarter represent an approximately one percent decrease over the same period in the prior year.

Divisional Highlights

• Pipelines reported adjusted EBITDA for the third quarter of $503 million, representing a seven percent decrease compared to the same period in the prior year. The decrease was largely due to a lower contribution from Ruby Pipeline due to lower contracted volumes, lower revenue from Cochin Pipeline due to the impact of a timing difference in the recognition of deferred revenue, and the impact of a lower U.S. dollar exchange rate. These factors were partially offset by higher volumes on Peace Pipeline.

  Pipelines volumes of 2,563 mboe/d in the third quarter represent a one percent decrease compared to the same period in the prior year. The decrease was driven by lower contracted volumes on Ruby Pipeline due to contract expirations, lower interruptible volumes on AEGS due to third party outages, and lower volumes on Vantage Pipeline. These decreases were partially offset by higher volumes on Peace Pipeline and Alliance Pipeline.

• Facilities reported adjusted EBITDA of $273 million for the third quarter, which represents a nine percent increase over the same period in the prior year. The increase was primarily due to the contribution from Empress Infrastructure and Duvernay III, which were placed into service in the fourth quarter of 2020, and Prince Rupert Terminal and Veresen Midstream's Hythe Developments, which were placed into service in March 2021, as well as higher volumes at Younger due to a turnaround in the prior year.

  Facilities volumes of 848 mboe/d in the third quarter were three percent lower than the same period in the prior year. The decrease was largely due to take-or-pay relief provided to Redwater Complex customers following third-party outages during the quarter, lower volumes at Saturn Complex due to higher deferred revenue volumes recognized in the same period in the prior year, and lower supply volumes on the East NGL System as volumes are now being processed at Empress NGL Extraction Facility. These factors were partially offset by higher volumes at Younger due to a turnaround in the prior year, higher volumes at Veresen Midstream's Dawson Assets and higher volumes associated with Duvernay III being placed into service in the fourth quarter of 2020.

• Marketing & New Ventures reported third quarter adjusted EBITDA of $109 million, an increase of $75 million, or 221 percent, over the same period in the prior year. Higher margins were realized on NGL and crude oil sales as a result of higher NGL and crude oil prices and higher marketed NGL volumes. This was partially offset by a realized loss on commodity-related derivatives, due to higher NGL and crude oil market prices, compared to a realized gain in the same period in the prior year. Excluding the impact of realized losses on commodity-related derivatives, third quarter adjusted EBITDA increased $127 million over the same period in the prior year.

  Marketed NGL volumes of 177 mboe/d in the third quarter represent a five percent increase compared to the same period in the prior year. Marketed NGL volumes increased as sales have returned to pre-pandemic levels compared to the third quarter of 2020 when Pembina built up storage positions due to lower commodity prices.

Executive Overview

We are very pleased to report strong third quarter results reflecting continued robust pricing across all commodities in Pembina's value chain – crude, condensate, natural gas and NGL. The current commodity price environment is supportive of our outlook for 2021 and 2022, as well as the longer-term prospects for Pembina's business, including a robust backlog of currently deferred and potential new growth projects totaling more than $5 billion.

As the Company continues to advance its ESG strategy, we were pleased recently to announce our target to reduce Pembina's greenhouse gas ("GHG") emissions intensity by 30 percent by 2030, relative to baseline 2019 emissions. The GHG reduction target will help guide business decisions and improve overall emissions intensity performance while increasing Pembina's long-term value and ensuring Canadian energy is developed and delivered responsibly. To meet the target, Pembina will focus initially on operational opportunities, greater use of renewable and lower emission energy sources, and investments in a lower carbon economy. In addition to the GHG target, Pembina expects to make further ESG progress with the announcement of Equity, Inclusion and Diversity targets by the end of 2021.

Looking ahead, a number of fundamental developments within our business and across the broader industry make us increasingly optimistic about the prospects for Pembina and, by extension, each of our stakeholders:

- Underinvestment and capital discipline among producers is driving natural gas and NGL prices to a seven year high and inventories remain at below average levels as we head into winter. These conditions support our view of strong pricing continuing into 2022, creating an opportunity for Pembina to maintain an above average contribution from our marketing business. As disclosed previously, the Company has hedged approximately 50 percent of its 2021 frac spread exposure, excluding Aux Sable. For 2022, the Company has now hedged approximately 38 percent of its frac spread exposure, excluding Aux Sable.

- Our producer customers' financial health is as strong as it has ever been. Despite the broader inflationary pressures in the global economy, ingenuity and continuous improvement have driven efficiencies, enabling producers to deliver more value with the same development dollars. While we expect continued financial discipline by producers, we also recognize that increasing energy prices may eventually necessitate a supply response to meet the world's near-term energy needs. This would clearly have positive implications for Pembina.

- We were encouraged to see a recent significant announcement from DOW Chemical Co., highlighting plans to build a new polyethylene cracker in Fort Saskatchewan, Alberta. The announced project would represent a significant increase in ethane demand in Alberta as we estimate over 100,000 barrels per day of new ethane feedstock supply could be required. This should have positive implications for third-party service providers, as new infrastructure will be required for ethane extraction and transportation.

- Alliance Pipeline has tremendous utility and over the long term offers reliable and highly competitive access to the mid-western U.S. gas markets, as well as a conduit to the Gulf Coast and the robust liquefied natural gas ("LNG") market. A recent open season for short-term capacity was nearly three times over-subscribed, resulting in Alliance being essentially fully contracted for 2022. The current outlook also supports contracting of capacity beyond 2022 and we look forward to providing further updates by the end of the year.

- The completion of the Line 3 Replacement Project represents a major milestone for the industry and meaningfully advances Western Canadian oil egress. In conjunction with the Trans Mountain Pipeline expansion currently under construction, we expect the Western Canadian Sedimentary Basin will soon have up to 750,000 barrels per day of excess takeaway capacity, providing ample opportunity for supply to grow meaningfully to fill the gap, with the potential for related benefits to accrue to Pembina over the long-term.

With strong pricing providing a steady tailwind for our business, we remain optimistic about the future. We will continue to advance our ESG strategy and progress development of future growth opportunities. Finally, we remain on track to deliver full year 2021 adjusted EBITDA within our guidance range of $3.3 - $3.4 billion and look forward to providing our outlook for 2022 with the release of our guidance and capital budget update in early December.

Projects and New Developments [1]

Pipelines:

- Pembina continues to progress its Phase VII Peace Pipeline Expansion ("Phase VII"), which includes a new 20-inch, approximately 220 km pipeline and two new pump stations or terminal upgrades. Phase VII will add approximately 160,000 barrels per day of incremental capacity upstream of Fox Creek, accessing capacity available on the mainlines downstream of Fox Creek. Construction is underway and the project is trending under its $775 million budget and ahead of schedule relative to the expected in-service date in the first half of 2023.

- The Phase IX Peace Pipeline Expansion ("Phase IX") will add capacity in the northwest Alberta-to-Gordondale, Alberta corridor to accommodate increased activity in the northeast British Columbia Montney play. Phase IX also includes a pump station in the Wapiti-to-Kakwa corridor that was previously part of the Phase VII project scope. The project has an estimated cost of approximately $120 million and an expected in-service date in the second half of 2022.

- The previously announced Phase VIII Peace Pipeline Expansion ("Phase VIII") remains deferred. Initial contracts supporting the project remain intact and customers continue to signal plans which will necessitate the incremental capacity. Value engineering work is ongoing and Pembina continues to evaluate this project in discussions with its producing customers with a reactivation decision expected in the fourth quarter of 2021. Prior to deferral, Phase VIII had an associated capital cost of approximately $500 million but Pembina expects this level of investment to decrease given cost and scope improvements.

Facilities:

- Pembina continues to progress the Empress Cogeneration Facility. The facility will use natural gas to generate up to 45 megawatts of electrical power, reducing overall operating costs by providing power and heat to the existing Empress NGL Extraction Facility. All the power will be consumed on site, supplying approximately 90 percent of the site's power requirements. Further, this project will contribute to annual greenhouse gas emission reductions at the Empress NGL Extraction Facility through the utilization of

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[1]   For further details on the Company's significant assets, including definitions for capitalized terms used herein that are not otherwise defined, refer to Pembina's Annual Information Form for the year ended December 31, 2020 filed at www.sedar.com (filed with the U.S. Securities and Exchange Commission at www.sec.gov under Form 40 F) and on Pembina's website at www.pembina.com.

cogeneration waste heat and low-emission power generated. Pembina anticipates a reduction of approximately 90,000 tonnes of carbon dioxide equivalent per year based on the current energy demand of the Empress NGL Extraction Facility. Construction is progressing and the mechanical contractor is expected to mobilize to site in November 2021. The project has an expected in-service date in the fourth quarter of 2022.

- The Prince Rupert Terminal Expansion remains deferred. Engineering of the expansion is well advanced and Pembina expects to make a final investment decision in the first quarter of 2022.

Marketing & New Ventures:

- Pembina's New Ventures continues to advance business opportunities in petrochemicals, terminals, including LNG, and low-carbon energy. New Ventures is focused on developing opportunities that integrate into Pembina's core businesses, while progressing projects that will extend Pembina's value-chain and benefit stakeholders. Pembina has formed a strategic partnership agreement with the Haisla First Nation to develop the proposed Cedar LNG Project, a floating LNG facility strategically positioned to leverage Canada's abundant natural gas supply and British Columbia's growing LNG infrastructure to produce industry-leading low-carbon, low-cost Canadian LNG for overseas markets. The Cedar LNG Project is expected to be the largest First Nation-owned infrastructure project in Canada and have one of the cleanest environmental profiles in the world. In addition, Pembina and TC Energy Corporation intend to jointly develop the Alberta Carbon Grid, a world-scale carbon transportation and sequestration system, which will enable Alberta-based industries to effectively manage their greenhouse gas emissions, contribute positively to Alberta's lower-carbon economy and create sustainable long-term value for Pembina and TC Energy stakeholders.

Restatement of Revenue and Cost of Goods Sold in 2020 Financial Statements

During the third quarter, management identified certain crude contracts within Pembina's Marketing and New Ventures Division that were recorded incorrectly as it relates to gross versus net revenue. There is no impact to Pembina's balance sheet or any of the following: net revenue, gross profit, earnings, cash flow from operating activities, adjusted cash flow from operating activities or adjusted EBITDA. As a result, Pembina intends to refile its consolidated financial statements for the year ended December 31, 2020 and the management discussion and analysis with respect thereto to reflect the restated revenue and cost of goods sold figures for the years ended December 31, 2020 and 2019. The estimated adjustments are as follows:

($ millions, unaudited)	2021		2020				2019			
	Q2	Q1	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1
Revenue previously reported	1,954	2,045	1,694	1,569	1,268	1,671	1,754	1,700	1,808	1,968
Restatement adjustment	(52)	(29)	(14)	(73)	(39)	(123)	(86)	(208)	(245)	(319)
Revenue restated[1]	1,902	2,016	1,680	1,496	1,229	1,548	1,668	1,492	1,563	1,649
Cost of goods sold previously reported	1,060	1,046	740	720	492	806	917	949	1,050	1,194
Restatement adjustment	(52)	(29)	(14)	(73)	(39)	(123)	(86)	(208)	(245)	(319)
Cost of good sold restated	1,008	1,017	726	647	453	683	831	741	805	875
Net revenue impact[1][2]	—	—	—	—	—	—	—	—	—	—
Gross profit and earnings impact[1]	—	—	—	—	—	—	—	—	—	—

[1] Revenue for 2018 in the "Selected Annual Information" table in section 9 of the refiled 2020 management's discussion and analysis will be restated to $6,125 million (from originally reported of $7,351 million). While not disclosed in the 2020 management discussion and analysis, a corresponding restatement of cost of goods sold in 2018 would also be made in connection with this restatement. The adjustments have no impact to Pembina's balance sheet or any of the following: net revenue, gross profit, earnings, cash flow from operating activities, adjusted cash flow from operating activities or adjusted EBITDA.

[2] Refer to "Non-GAAP Measures".

Dividends

- Pembina declared and paid dividends of $0.21 per common share in July, August and September 2021 for the applicable record dates.

- Pembina declared and paid quarterly dividends per Class A Preferred Share of: Series 1: $0.306625; Series 3: $0.279875; Series 5: $0.285813; Series 7: $0.27375; Series 9: $0.268875; and Series 21: $0.30625 to shareholders of record as of August 3, 2021. Pembina also declared and paid quarterly dividends per Class A Preferred Share of: Series 15: $0.279; Series 17: $0.301313; and Series 19: $0.29275 to shareholders of record on September 15, 2021. Pembina also declared and paid quarterly dividends per Class A Preferred Share of Series 23: $0.328125; and Series 25: $0.3250 to shareholders of record on August 3, 2021.

Third Quarter 2021 Conference Call & Webcast

Pembina will host a conference call on Friday, November 5, 2021 at 8:00 a.m. MT (10:00 a.m. ET) for interested investors, analysts, brokers and media representatives to discuss results for the third quarter of 2021. The conference call dial-in numbers for Canada and the U.S. are 647-792-1240 or 800-437-2398. A recording of the conference call will be available for replay until November 12, 2021 at 11:59 p.m. ET. To access the replay, please dial either 647-436-0148 or 888-203-1112 and enter the password 9073529.

A live webcast of the conference call can be accessed on Pembina's website at www.pembina.com under Investor Centre/ Presentation & Events, or by entering:

https://produceredition.webcasts.com/starthere.jsp?ei=1354435&tp_key=4504814289 in your web browser. Shortly after the call, an audio archive will be posted on the website for a minimum of 90 days.

About Pembina

Pembina is a leading transportation and midstream service provider that has been serving North America's energy industry for more than 65 years. Pembina owns an integrated system of pipelines that transport various hydrocarbon liquids and natural gas products produced primarily in western Canada. The Company also owns gas gathering and processing facilities; an oil and natural gas liquids infrastructure and logistics business; and is growing an export terminals business. Pembina's integrated assets and commercial operations along the majority of the hydrocarbon value chain allow it to offer a full spectrum of midstream and marketing services to the energy sector. Pembina is committed to identifying additional opportunities to connect hydrocarbon production to new demand locations through the development of infrastructure that would extend Pembina's service offering even further along the hydrocarbon value chain. These new developments will contribute to ensuring that hydrocarbons produced in the Western Canadian Sedimentary Basin and the other basins where Pembina operates can reach the highest value markets throughout the world.

Purpose of Pembina:

To be the leader in delivering integrated infrastructure solutions connecting global markets:

- **Customers** choose us first for reliable and value-added services;

- **Investors** receive sustainable industry-leading total returns;

- **Employees** say we are the 'employer of choice' and value our safe, respectful, collaborative and fair work culture; and

- **Communities** welcome us and recognize the net positive impact of our social and environmental commitment.

Pembina is structured into three Divisions: Pipelines Division, Facilities Division and Marketing & New Ventures Division.

Pembina's common shares trade on the Toronto and New York stock exchanges under PPL and PBA, respectively. For more information, visit www.pembina.com.

Forward-Looking Statements and Information

This document contains certain forward-looking statements and forward looking information (collectively, "forward-looking statements"), including forward-looking statements within the meaning of the "safe harbor" provisions of applicable securities legislation, that are based on Pembina's current expectations, estimates, projections and assumptions in light of its experience and its perception of historical trends. In some cases, forward-looking statements can be identified by terminology such as "continue", "anticipate", "schedule", "will", "expects", "estimate", "potential", "planned", "future", "outlook", "strategy", "protect", "trend", "commit", "maintain", "focus", "ongoing", "believe" and similar expressions suggesting future events or future performance.

In particular, this document contains forward-looking statements, including certain financial outlooks, pertaining to, without limitation, the following: Pembina's corporate strategy and the development of new business initiatives and growth opportunities, including the anticipated benefits therefrom and the expected timing thereof; expectations about industry activities and development opportunities, including outlooks related thereto; expectations about future demand for Pembina's infrastructure and services; expectations relating to new infrastructure projects, including the benefits therefrom and timing thereof; Pembina's sustainability, climate change and environmental, social and governance plans, initiatives and strategies, including expectations relating to Pembina's GHG Target and timing for the announcement of its diversity commitments; planning, construction, capital expenditure estimates, schedules, locations, expected capacity, incremental volumes, completion and in-service dates, rights, activities and operations with respect to the construction of, or expansions on, existing pipelines systems, gas services facilities, processing and fractionation facilities, terminalling, storage and hub facilities and other facilities or energy infrastructure, as well as the impact of Pembina's projects on its future financial performance and stakeholders; pipeline, processing, fractionation and storage facility and system operations and throughput levels; the expected benefits from Pembina's agreements; decisions and activities related to deferred projects; the impact of current and expected market conditions on Pembina.

The forward-looking statements are based on certain assumptions that Pembina has made in respect thereof as at the date of this news release regarding, among other things: oil and gas industry exploration and development activity levels and the geographic region of such activity; the success of Pembina's operations; prevailing commodity prices, interest rates, carbon prices, tax rates and exchange rates; the ability of Pembina to maintain current credit ratings; the availability of capital to fund future capital requirements relating to existing assets and projects; future operating costs; geotechnical and integrity costs; that any third-party projects relating to Pembina's growth projects will be sanctioned and completed as expected; that any required commercial agreements can be reached; that all required regulatory and environmental approvals can be obtained on the necessary terms in a timely manner; that counterparties will comply with contracts in a timely manner; that there are no unforeseen events preventing the performance of contracts or the completion of the relevant projects; prevailing regulatory, tax and environmental laws and regulations; maintenance of operating margins; the amount of future liabilities relating to lawsuits and environmental incidents; and the availability of coverage under Pembina's insurance policies (including in respect of Pembina's business interruption insurance policy).

Although Pembina believes the expectations and material factors and assumptions reflected in these forward-looking statements are reasonable as of the date hereof, there can be no assurance that these expectations, factors and assumptions will prove to be correct. These forward-looking statements are not guarantees of future performance and are subject to a number of known and unknown risks and uncertainties including, but not limited to: the regulatory environment and decisions and Indigenous and landowner consultation requirements; the impact of competitive entities and pricing; reliance on third parties to successfully operate and maintain certain assets; labour and material shortages; reliance on key relationships and agreements; the strength and operations of the oil and natural gas production industry and related commodity prices; non-performance or default by counterparties to agreements which Pembina or one or more of its affiliates has entered into in respect of its business; actions by governmental or regulatory authorities, including changes in tax laws and treatment, changes in royalty rates, climate change initiatives or policies or increased environmental regulation; the ability of Pembina to acquire or develop the necessary infrastructure in respect of future development projects; fluctuations in operating results; adverse general economic and market conditions in Canada, North America and worldwide, including changes, or prolonged weaknesses, as applicable, in interest rates, foreign currency exchange rates, commodity prices, supply/demand trends and overall industry activity levels; risks relating to the current and potential adverse impacts of the COVID-19 pandemic; constraints on the, or the unavailability of, adequate infrastructure; the political environment in North American and elsewhere, and public opinion; the ability to access various sources of debt and equity capital; changes in credit ratings; counterparty credit risk; technology and cyber security risks; natural catastrophes; and certain other risks detailed from time to time in Pembina's public disclosure documents available at www.sedar.com, www.sec.gov and through Pembina's website at www.pembina.com.

This list of risk factors should not be construed as exhaustive. Readers are cautioned that events or circumstances could cause results to differ materially from those predicted, forecasted or projected. The forward-looking statements contained in this document speak only as of the date of this document. Pembina does not undertake any obligation to publicly update or revise any forward-looking statements or information contained herein, except as required by applicable laws. Readers are cautioned that management of Pembina approved the financial outlook contained herein as of the date of this press release. The forward-looking statements contained in this document are expressly qualified by this cautionary statement.

Non-GAAP Measures

Throughout this news release, Pembina has disclosed certain financial measures that are not defined in accordance with GAAP and which are not disclosed in Pembina's financial statements. Non-GAAP financial measures either exclude an amount that is included in, or include an amount that is excluded from, the composition of the most directly comparable financial measure determined in accordance with GAAP. These non-GAAP financial measures are used by management to evaluate the performance and cash flows of Pembina and its businesses and to provide additional useful information respecting Pembina's financial performance and cash flows to investors and analysts.

In this news release, Pembina has disclosed the following non-GAAP financial measures: net revenue, adjusted earnings before interest, taxes, depreciation and amortization ("adjusted EBITDA"), adjusted cash flow from operating activities, cash flow from operating activities per common share and adjusted cash flow from operating activities per common share. These non-GAAP financial measures disclosed in this news release do not have any standardized meaning under International Financial Reporting Standards ("IFRS") and may not be comparable to similar financial measures disclosed by other issuers. The measures should not, therefore, be considered in isolation or as a substitute for, or superior to, measures of Pembina's financial performance, or cash flows specified, defined or determined in accordance with IFRS, including revenue, earnings and cash flow from operating activities.

Except as otherwise described herein, these non-GAAP financial measures are calculated on a consistent basis from period to period. Specific reconciling items may only be relevant in certain periods.

Below is a description of each non-GAAP financial measure disclosed in this news release, together with, as applicable, disclosure of the most directly comparable financial measure that is determined in accordance with GAAP to which each non-GAAP financial measure relates and a quantitative reconciliation of each non-GAAP financial measure to such directly comparable GAAP financial measure. Additional information relating to such non-GAAP financial measures, including disclosure of the composition of each non-GAAP financial measure, an explanation of how each non-GAAP financial measure provides useful information to investors and the additional purposes, if any, for which management uses each non-GAAP financial measure and an explanation of the reason for any change in the label or composition of each non-GAAP financial measure from what was previously disclosed, is contained in the "Non-GAAP Measures" section of the management's discussion and analysis of Pembina for the three and nine months ended September 30, 2021 (the "MD&A") is incorporated by reference in this news release. The MD&A is available on SEDAR at www.sedar.com, EDGAR at www.sec.gov and Pembina's website at www.pembina.com.

Net Revenue

Net revenue is a non-GAAP financial measure which is defined as total revenue less cost of goods sold including product purchases. The most directly comparable financial measure to net revenue that is determined in accordance with GAAP and disclosed in Pembina's financial statements is revenue.

3 Months Ended September 30 ($ millions)	Pipelines		Facilities		Marketing & New Ventures[1]		Corporate & Inter-segment Eliminations		Total[1]	
	2021	2020	2021	2020	2021	2020	2021	2020	2021	2020
Revenue	566	557	341	311	1,393	752	(151)	(124)	2,149	1,496
Cost of goods sold, including product purchases	—	—	1	3	1,268	720	(81)	(76)	1,188	647
Net revenue	566	557	340	308	125	32	(70)	(48)	961	849

[1] Comparative 2020 period has been restated. See "Restatement of Revenue and Cost of Goods Sold" in Pembina's MD&A and Note 2 to Pembina's Interim Financial Statements.

9 Months Ended September 30 ($ millions)	Pipelines		Facilities		Marketing & New Ventures[1]		Corporate & Inter-segment Eliminations		Total[1]	
	2021	2020	2021	2020	2021	2020	2021	2020	2021	2020
Revenue	1,673	1,648	1,014	905	3,827	2,074	(447)	(354)	6,067	4,273
Cost of goods sold, including product purchases	—	—	7	7	3,463	2,006	(257)	(230)	3,213	1,783
Net revenue	1,673	1,648	1,007	898	364	68	(190)	(124)	2,854	2,490

[1] Comparative 2020 period has been restated. See "Restatement of Revenue and Cost of Goods Sold" in Pembina's MD&A and Note 2 to Pembina's Interim Financial Statements.

Adjusted Earnings Before Interest, Taxes, Depreciation and Amortization

Adjusted EBITDA is a non-GAAP measure and is calculated as earnings before net finance costs, income taxes, depreciation and amortization (included in operations and general and administrative expense) and unrealized gains or losses on commodity-related derivative financial instruments. Adjusted EBITDA also includes adjustments to earnings for losses (gains) on disposal of assets, transaction costs incurred in respect of acquisitions, dispositions and restructuring, impairment charges or reversals in respect of goodwill, intangible assets, investments in equity accounted investees and property, plant and equipment, certain non-cash provisions and other amounts not reflective of ongoing operations. The most directly comparable financial measure to adjusted EBITDA that is determined in accordance with GAAP and disclosed in Pembina's financial statements is earnings before income tax.

3 Months Ended September 30 ($ millions, except per share amounts)	Pipelines		Facilities		Marketing & New Ventures		Corporate & Inter-segment Eliminations		Total	
	2021	2020	2021	2020	2021	2020	2021	2020	2021	2020
Earnings before income tax[1]	329	371	207	175	91	2	154	(114)	781	434
Adjustments to share of profit from equity accounted investees and other[1]	65	58	33	34	5	9	—	—	103	101
Net finance costs[1]	8	8	12	5	2	(7)	122	76	144	82
Depreciation and amortization[1]	100	103	56	49	13	12	11	11	180	175
Unrealized (gain) loss on commodity-related derivative financial instruments	—	—	(45)	(11)	(2)	17	—	—	(47)	6
Canadian Emergency Wage Subsidy	—	—	—	—	—	—	8	(9)	8	(9)
Transformation and restructuring costs	—	—	—	—	—	—	11	—	11	—
Transaction costs incurred in respect of acquisitions	—	—	—	—	—	—	8	6	8	6
Arrangement Termination Payment	—	—	—	—	—	—	(350)	—	(350)	—
Impairment charges and non-cash provisions	1	1	10	(1)	—	1	1	—	12	1
Adjusted EBITDA	503	541	273	251	109	34	(35)	(30)	850	796
Adjusted EBITDA per common share – basic (dollars)									1.55	1.45

[1] Comparative 2020 period has been restated. See "Voluntary Change in Accounting Policy" in Pembina's MD&A and Note 2 to Pembina's Interim Financial Statements.

9 Months Ended September 30

($ millions, except per share amounts)

	Pipelines		Facilities		Marketing & New Ventures		Corporate & Inter-segment Eliminations		Total	
	2021	2020	**2021**	2020	**2021**	2020	**2021**	2020	**2021**	2020
Earnings before income tax[1]	**987**	1,120	**555**	499	**167**	38	**(177)**	(426)	**1,532**	1,231
Adjustments to share of profit from equity accounted investees and other[1]	**221**	180	**99**	103	**18**	15	**—**	—	**338**	298
Net finance costs[1]	**23**	24	**30**	16	**(7)**	2	**297**	319	**343**	361
Depreciation and amortization[1]	**312**	300	**158**	149	**38**	37	**35**	34	**543**	520
Unrealized (gain) loss on commodity-related derivative financial instruments	**—**	—	**(62)**	(14)	**19**	12	**—**	—	**(43)**	(2)
Canadian Emergency Wage Subsidy	**—**	—	**—**	—	**—**	—	**3**	(37)	**3**	(37)
Transformation and restructuring costs	**—**	3	**—**	2	**—**	1	**26**	4	**26**	10
Transaction costs incurred in respect of acquisitions	**—**	—	**—**	—	**—**	—	**26**	16	**26**	16
Arrangement Termination Payment	**—**	—	**—**	—	**—**	—	**(350)**	—	**(350)**	—
Impairment charges and non-cash provisions	**11**	4	**32**	2	**2**	13	**—**	(1)	**45**	18
Adjusted EBITDA	**1,554**	1,631	**812**	757	**237**	118	**(140)**	(91)	**2,463**	2,415
Adjusted EBITDA per common share – basic *(dollars)*									**4.48**	4.39

[1] Comparative 2020 period has been restated. See "Voluntary Change in Accounting Policy" in Pembina's MD&A and Note 2 to Pembina's Interim Financial Statements.

Adjusted Cash Flow from Operating Activities, Cash Flow from Operating Activities per Common Share and Adjusted Cash Flow from Operating Activities per Common Share

Adjusted cash flow from operating activities is a non-GAAP measure which is defined as cash flow from operating activities adjusting for the change in non-cash operating working capital, adjusting for current tax and share-based payment expenses, and deducting preferred share dividends paid. The most directly comparable financial measure to adjusted cash flow from operating activities that is determined in accordance with GAAP and disclosed in Pembina's financial statements is cash flow from operating activities.

Cash flow from operating activities per common share and adjusted cash flow from operating activities per share are non-GAAP financial measures which are calculated by dividing cash flow from operating activities or adjusted cash flow from operating activities, as applicable, by the weighted average number of common shares outstanding.

	3 Months Ended September 30		9 Months Ended September 30	
($ millions, except per share amounts)	**2021**	2020	**2021**	2020
Cash flow from operating activities	**913**	434	**1,953**	1,486
Cash flow from operating activities per common share – basic (dollars)	**1.66**	0.78	**3.55**	2.70
Add (deduct):				
Change in non-cash operating working capital	**(7)**	89	**70**	168
Current tax expense	**(141)**	(52)	**(255)**	(195)
Taxes paid, net of foreign exchange	**68**	89	**265**	289
Accrued share-based payments	**(16)**	1	**(56)**	6
Share-based payments	**—**	1	**32**	45
Preferred share dividends paid	**(31)**	(38)	**(103)**	(113)
Adjusted cash flow from operating activities	**786**	524	**1,906**	1,686
Adjusted cash flow from operating activities per common share – basic (dollars)	**1.43**	0.95	**3.47**	3.07

For further information:

Investor Relations

Scott Arnold, Manager Investor Relations

(403) 231-3156

1-855-880-7404

E-mail: investor-relations@pembina.com

www.pembina.com